

October 3, 2011

Via Facsimile and Mail
Mr. Mark R. Richards, President and CEO
Paperweight Development Corp.
Appleton Papers Inc.
825 East Wisconsin Avenue, P.O. Box 359
Appleton, Wisconsin 54912-0359

> **Re:** **Paperweight Development Corp.**
> **Form 10-K for Fiscal Year Ended January 1, 2011**
> **Filed March 11, 2011**
> **File No. 333-82084-01**
>
> **Appleton Papers Inc.**
> **Form 10-K for Fiscal Year Ended January 1, 2011**
> **Filed March 11, 2011**
> **File No. 333-82084**

Dear Mr. Richards:

We have reviewed your response letter and filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended January 1, 2011

Executive Compensation, page 111
Market Survey Process, page 112

1. We partially reissue comment three of our letter dated June 3, 2011. Please confirm that in future filings you will disclose in greater detail how the named executive officers' targeted compensation compares to the market compensation data you use. For example, confirm that you will provide the percentile information with greater specificity, as the range of 25% to 75% is not sufficiently detailed. Please provide us with draft disclosure.

Long Term Performance Cash Plan, page 115

2. We partially reissue comment five of our letter dated June 3, 2011. Please confirm that you will disclose in future filings the threshold, target and maximum performance measures used for completed performance cycles, to the extent you have these separate targets. Please provide us with draft disclosure.

Exhibits

3. We partially reissue comment seven of our letter dated June 3, 2011. Exhibit 10.1 and Exhibit 10.5 of your Form 10-Q for the quarter ended July 3, 2011 continue to appear to be missing schedules, attachments or exhibits. We also are unable to locate Exhibit 10.25.6 of your Form 10-K as revised to file the exhibit in its entirety with the Form 10-Q for the quarter ended July 3, 2011. Please confirm that you will file these exhibits in their entirety with your next periodic report.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Shehzad Niazi at (202) 551-3121 or Pamela Howell, Special Counsel, at (202) 551-3357 with any questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director